SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Jumei International Holding Limited

(Name of the Issuer)

Jumei International Holding Limited

(Name of Person(s) Filing Statement)

Class A Ordinary Shares, par value US$0.00025 per share*

(Title of Class of Securities)

48138L107**

(CUSIP Number of Class of Securities)

Sean Shao

Chairman of the Special Committee of the Board of Directors

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007, People’s Republic of China

Tel: +86 10-5676-6999

With a copy to:

Stephanie Tang, Esq.

Hogan Lovells

11th Floor, One Pacific Place

88 Queensway

Admiralty

Hong Kong

Tel: +852 2219-0888

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☒ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
$ 127,515,764.69	$ 16,551.55

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares (“ADSs”), each representing ten class A ordinary shares, par value $0.00025 per share, of the issuer (the “Class A Ordinary Shares”).

**	This CUSIP number applies to the issuer’s ADSs.

***	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated based on the sum of (a) the aggregate cash payment for the proposed per-share cash payment of $2.00 for 63,255,412 outstanding Class A Ordinary Shares (including shares represented by ADSs of the issuer subject to the transaction plus (b) the product of 393,218 Class A Ordinary Shares issuable under all outstanding and unexercised options with exercise prices of less than $2.00 multiplied by $1.17502 per option share (which is the difference between the $2.00 per Class A Ordinary Share merger consideration and the weighted average exercise price of the options of $0.82498 per Class A Ordinary Share), plus (c) the product of 271,452 Class A Ordinary Shares underlying the restricted share units multiplied by $2.00 per Class A Ordinary Share ((a), (b), and (c) together, the “Transaction Valuation”).

****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, issued on August 23, 2019, was calculated by multiplying the Transaction Valuation by 0.00012980.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $16,551.55	Filing Party: Jumei Investment Holding Limited, Super ROI Global Holding Limited, Mr. Leo Ou Chen
Form or Registration No.: Schedule TO	Date Filed: February 26, 2020

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by Jumei International Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A Ordinary Shares (as defined below) and ADSs (as defined below) that are the subject of the Rule 13e-3 transaction described below.

This Statement relates to the cash tender offer by Jumei Investment Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Purchaser”), and a wholly owned subsidiary of Super ROI Global Holding Limited, a British Virgin Islands business company (“Parent”), to purchase all the outstanding class A ordinary shares of the Company, par value $0.00025 per share (the “Class A Ordinary Shares”), and American depositary shares (the “ADSs”, each representing ten Class A Ordinary Shares) other than Class A Ordinary Shares and ADSs owned by Parent and Purchaser, at a purchase price of $2.00 per Class A Ordinary Share or $20.00 per ADS, net to the seller in cash, without interest and less $0.05 per ADS cancellation fees, $0.02 per ADS depositary service fees and other related fees and withholding taxes required by applicable law (the “Offer”). Parent is ultimately wholly owned by The Leo Chen Trust. Vistra Trust (Singapore) Pte Limited is the trustee of The Leo Chen Trust, with Mr. Leo Ou Chen (“Mr. Chen”) as settlor and Mr. Chen and his family as beneficiaries. Mr. Chen is the founder, the chairman of the board of directors of the Company, the chief executive officer and the acting chief financial officer of the Company. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Parent, and the Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of the terms and conditions of the Merger Agreement, the Purchaser will merge with and into the Company (the “Merger”) through a “short-form” merger in accordance with Part XVI and in particular Section 233(7) of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by the Purchaser and Parent on February 26, 2020 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated February 26, 2020 (the “Offer to Purchase,” and the related Letters of Transmittal, which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, contain the terms of the Offer).

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on February 26, 2020 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Parent and the Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information – (a) Name and Address” is incorporated herein by reference.

(b)	Securities

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information – (b) Securities” is incorporated herein by reference.

(c)	Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Offer – Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

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(d)	Dividends

The information set forth in the Offer to Purchase under the heading “The Offer – Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings

Not applicable.

(f)	Prior Share Purchases

The following table sets forth information about Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) purchased by the Company during the past two years under the Company’s publicly announced share repurchase program.

	Purchased	Range of Prices Paid Per Class A Ordinary Share	Average Price Paid Per Class A Ordinary Share
First Quarter 2018	-	-	-
Second Quarter 2018	10,269,983	2.46 to 2.80	2.68
Third Quarter 2018	5,461,212	1.93 to 2.19	2.05
Fourth Quarter 2018	10,300,134	1.78 to 2.19	2.04
First Quarter 2019	5,679,894	1.88 to 2.50	2.30
Second Quarter 2019	3,780,664	2.12 to 2.58	2.36
Third Quarter 2019	854,407	2.25 to 2.48	2.40
Fourth Quarter 2019	-	-	-
First Quarter 2020 (through February 25, 2020)	-	-	-

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address

The filing person is the subject company. The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person – (a) Name and Address,” “Item 2. Identity and Background of Filing Person – (b)-(c) Business and Background of the Company’s Directors and Executive Officers” and in “Annex A – Directors and Executive Officers” is incorporated herein by reference.

(b)	Business and Background of Entities

The filing person is Jumei International Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands. The Company is a fashion and lifestyle solutions provider in China, which sells branded beauty, baby, children and maternity products, light luxury products, as well as health supplements through its e-commerce platform. The Company has invested in adjacent fashion and lifestyle businesses such as Jiedian, a mobile device power bank operating company, and TV drama series production to expand its service offerings. During the past five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c)	Business and Background of Natural Persons

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person – (b)-(c) Business and Background of the Company’s Directors and Executive Officers” and in “Annex A – Directors and Executive Officers” is incorporated herein by reference.

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ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms

(1) Tender Offers.

The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person – (d) Tender Offer and Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – Section 5. Effects of the Offer,” “The Offer – Section 1. Terms of the Offer,” “The Offer – Section 2. Acceptance for Payment and Payment for Shares,” “The Offer – Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer – Section 4. Withdrawal Rights” and “The Offer – Section 5. Certain Tax Consequences” is incorporated herein by reference.

(2) Mergers or similar transactions.

The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person – (d) Tender Offer and Merger,” “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” and “Item 8. Additional Information – Shareholder Approval of the Merger Not Required” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger,” “Special Factors –Section 5. Effects of the Offer,” “Special Factors – Section 7. Summary of the Merger Agreement,” “The Offer – Section 5. Certain Tax Consequences,” “The Offer – Section 8. Appraisal Rights; Rule 13e-3 – Appraisal Rights” and “The Offer – Section 13. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)	Different Terms

Not applicable.

(d)	Appraisal Rights

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information – Appraisal Rights” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors – Section 8. Appraisal Rights; Rule 13e-3 – Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to its corporate files or to obtain counsel or appraisal services at its expense.

(f)	Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Transactions

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors – Section 1. Background,” “Special Factors - Section 7. Summary of the Merger Agreement” “Special Factors – Section 9. Related Party Transactions” and “Special Factors – Section 10. Interests of Jumei’s Directors and Executive Officers in the Offer and the Merger” and in “Schedule B – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

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(b)-(c)	Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation – Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors – Section 1. Background,” “Special Factors - Section 7. Summary of the Merger Agreement” and in “Schedule B – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person – (d) Tender Offer and Merger” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors – Section 1. Background,” “Special Factors – Section 7. Summary of the Merger Agreement” and “Special Factors – Section 10. Interests of Jumei’s Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger,” “Special Factors – Section 5. Effects of the Offer” “Special Factors – Section 7. Summary of the Merger Agreement” is incorporated herein by reference.

(c)(1)-(8)	Plans

The information set forth in the Schedule 14D-9 under the heading “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger,” “Special Factors – Section 5. Effects of the Offer,” “Special Factors – Section 7. Summary of the Merger Agreement” and “The Offer – Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	Purposes

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – 1. Background” and “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger” is incorporated herein by reference.

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(b)	Alternatives

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors – 1. Background” and “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger” is incorporated herein by reference.

(c)	Reasons

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors – Section 1. Background” and “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger” is incorporated herein by reference.

(d)	Effects

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger,” “Special Factors – Section 5. Effects of the Offer,” “Special Factors – Section 6. Conduct of Jumei's Business if the Offer Is Not Completed,” “Special Factors – Section 8. Appraisal Rights; Rule 13e-3 – Rule 13e-3,” “Special Factors – Section 10. Interests of Jumei’s Directors and Executive Officers in the Offer and the Merger,” “The Offer – Section 5. Certain Tax Consequences” and “The Offer – Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)	Fairness

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 3. The Recommendation by the Special Committee and the Board of Directors of Jumei,” and “Special Factors – Section 4. Position of Offeror Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation – Opinion of the Special Committee’s Financial Advisor,” “Item 4. The Solicitation or Recommendation – Certain Prospective Financial Information,” and in “Annex B – Opinion of the Special Committee’s Financial Advisor” and the information set forth in Exhibit (c)(1) attached hereto is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 3. The Recommendation by the Special Committee and the Board of Directors of Jumei,” and “Special Factors – Section 4. Position of Offeror Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

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(c)	Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” and “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 4. Position of Offeror Group Regarding Fairness of the Offer and the Merger,” “Special Factors – Section 5. Effects of the Offer,” “The Offer – Section 8. Appraisal Rights; Rule 13e-3 – Appraisal Rights,” and “The Offer – Section 13. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(d)	Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 1. Background,” “Special Factors – Section 3. The Recommendation by the Special Committee and the Board of Directors of Jumei,” “Special Factors – Section 4. Position of Offeror Group Regarding Fairness of the Offer and the Merger,” and “The Offer – Section 7. Certain Information Concerning Jumei” is incorporated herein by reference.

(e)	Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Recommendations of the Special Committee and the Board of Directors,” “Item 4. The Solicitation or Recommendation – Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 1. Background,” “Special Factors – Section 3. The Recommendation by the Special Committee and the Board of Directors of Jumei,” “Special Factors – Section 4. Position of Offeror Group Regarding Fairness of the Offer and the Merger,” and “The Offer – Section 7. Certain Information Concerning Jumei” is incorporated herein by reference.

(f)	Other Offers

Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Schedule 14D-9 in “Annex B – Opinion of the Special Committee’s Financial Advisor” and under the headings “Item 4. The Solicitation or Recommendation – Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation – Certain Prospective Financial Information,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and the information set forth in Exhibit (c)(1) attached hereto is incorporated herein by reference.

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The information set forth in the Offer to Purchase under the headings “Special Factors – Section 1. Background” and “Special Factors – Section 4. Position of Offeror Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(c)	Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, People's Republic of China, during regular business hours, by any interested shareholder of the Company or a representative of such interested shareholder who has been so designated in writing by such interested shareholder and at the expense of the requesting security holder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b)	Source of Funds; Conditions

The information set forth in the Offer to Purchase under the heading “The Offer – Section 9. Source and Amount of Funds” is incorporated herein by reference.

(c)	Expenses

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer – Section 14. Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer – Section 9. Source and Amount of Funds” is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership

The information set forth in Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference. The information set forth in the Offer to Purchase in “Schedule B – Security Ownership Of Certain Beneficial Owners And Management” is incorporated herein by reference.

(b)	Securities Transactions

The information set forth in Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with the Company’s Directors and Executive Officers” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase in “Schedule B – Security Ownership Of Certain Beneficial Owners And Management” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)	Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation – Intent to Tender” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors – Section 10. Interests of Jumei’s Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

(e)	Recommendations of Others

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Recommendations of the Special Committee and the Board of Directors” and “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

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The information set forth in the Offer to Purchase in “Schedule B – Security Ownership Of Certain Beneficial Owners And Management” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)	Financial Information

The consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2017 and December 31, 2018 are incorporated herein by reference to Item 18 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2019.

The information set forth in the Offer to Purchase under the heading “The Offer – Section 7. Certain Information Concerning Jumei – Financial Information” is incorporated herein by reference.

(b)	Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer – Section 14. Fees and Expenses” with respect to the persons employed or retained by Parent is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(c)	Other Material Information

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated herein by reference.

ITEM 16.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 26, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(1)(B)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(1)(C)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(1)(E)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

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(a)(1)(G)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 26, 2020).

(a)(2)(B)	Press Release issued by Jumei International Holding Limited on February 25, 2020 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to SEC by the Company on February 25, 2020).

(a)(5)(A)	Jumei International Holding Limited Current Report on Form 6-K dated February 25, 2020 (incorporated by reference to the Company’s Current Report on Form 6-K furnished to SEC on February 25, 2020).

(b)	Debt Commitment Letter, dated February 25, 2020, among Mr. Leo Ou Chen, Jumei Investment Holding Limited, Super ROI Global Holding Limited and Tiga Investments Pte. Ltd. (incorporated by reference to Exhibit D to the Schedule 13D/A filed to SEC by Parent, Purchaser and Mr. Chen on February 25, 2020).

(c)(1)	Opinion of Houlihan Lokey (China) Limited, dated February 25, 2020 (incorporated by reference to Annex B of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 26, 2020).

(c)(2)	Discussion Materials prepared by Houlihan Lokey to the Special Committee of the Board of Directors of the Company dated as of February 15, 2020.

(c)(3)	Discussion Materials prepared by Houlihan Lokey to the Special Committee of the Board of Directors of the Company dated as of February 25, 2020.

(d)(1)	Agreement and Plan of Merger, dated as of February 25, 2020, by and among Jumei International Holding Limited, Super ROI Global Holding Limited and Jumei Investment Holding Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to SEC by the Company on February 25, 2020).

(d)(2)	Jumei International Holding Limited 2011 Global Share Plan (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended) .

(d)(3)	Jumei International Holding Limited 2014 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(d)(4)	Form of Indemnification Agreement between the Company and its directors and executive officers (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(d)(5)	Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(d)(6)	Annual Report of Jumei International Holding Limited on Form 20-F for the fiscal year ended December 31, 2018 (incorporated by reference to the Company’s Annual Report on Form 20-F (File No. 001-36442) for the fiscal year ended December 31, 2018, filed on April 30, 2019).

(f)	Companies Law Cap. 22 (Law 3 of 1961, as Consolidated and Revised) of the Cayman Islands – Section 238 (incorporated by reference to Annex C of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 26, 2020).

(g)	Not applicable.

9

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 26, 2020

JUMEI INTERNATIONAL HOLDING LIMITED

By:	/s/ Sean Shao
Name: Title:	Sean Shao Chairman of the Special Committee of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 26, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(1)(B)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(1)(C)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(1)(E)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(1)(G)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on February 26, 2020).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 26, 2020).

(a)(2)(B)	Press Release issued by Jumei International Holding Limited on February 25, 2020 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to SEC by the Company on February 25, 2020).

(a)(5)(A)	Jumei International Holding Limited Current Report on Form 6-K dated February 25, 2020 (incorporated by reference to the Company’s Current Report on Form 6-K furnished to SEC on February 25, 2020).

(b)	Debt Commitment Letter, dated February 25, 2020, among Mr. Leo Ou Chen, Jumei Investment Holding Limited, Super ROI Global Holding Limited and Tiga Investments Pte. Ltd. (incorporated by reference to Exhibit D to the Schedule 13D/A filed to SEC by Parent, Purchaser and Mr. Chen on February 25, 2020).

(c)(1)	Opinion of Houlihan Lokey (China) Limited, dated February 25, 2020 (incorporated by reference to Annex B of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 26, 2020).

(c)(2)	Discussion Materials prepared by Houlihan Lokey to the Special Committee of the Board of Directors of the Company dated as of February 15, 2020.

(c)(3)	Discussion Materials prepared by Houlihan Lokey to the Special Committee of the Board of Directors of the Company dated as of February 25, 2020.

(d)(1)	Agreement and Plan of Merger, dated as of February 25, 2020, by and among Jumei International Holding Limited, Super ROI Global Holding Limited and Jumei Investment Holding Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to SEC by the Company on February 25, 2020).

(d)(2)	Jumei International Holding Limited 2011 Global Share Plan (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended) .

(d)(3)	Jumei International Holding Limited 2014 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(d)(4)	Form of Indemnification Agreement between the Company and its directors and executive officers (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(d)(5)	Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(d)(6)	Annual Report of Jumei International Holding Limited on Form 20-F for the fiscal year ended December 31, 2018 (incorporated by reference to the Company’s Annual Report on Form 20-F (File No. 001-36442) for the fiscal year ended December 31, 2018, filed on April 30, 2019).

(f)	Companies Law Cap. 22 (Law 3 of 1961, as Consolidated and Revised) of the Cayman Islands – Section 238 (incorporated by reference to Annex C of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 26, 2020).

(g)	Not applicable.